UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Smart Yields Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       October 6, 2015

Physical address of issuer
2800 Woodlawn Drive, Honolulu, HI 96822

Website of issuer
www.smartyields.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc., dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the issuer that is equal to two percent (2%) of the total number of Crowd SAFE Units of SAFE sold by the issuer in the Offering.

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00.00

Deadline to reach the target offering amount
December 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$602,366.00	$269,090.00
Cash & Cash Equivalents	$508,835.00	$185,711.00
Accounts Receivable	$4,150.00	$0.00
Short-term Debt	$306,852.00	$10,501.00
Long-term Debt	$653,000.00	$295,500.00
Revenues/Sales	$24,980.00	$7,053.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$420,575.00	-$125,266.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 13, 2018

FORM C

Smart Yields Inc.



Up to $107,000.00

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Smart Yields Inc., a Delaware corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors of Securities are sometimes referred to herein as "Investors". The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Inc., dba "Republic" (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$107,000.00	$6,420.00	$100,580.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc., dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.smartyields.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 13, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS
IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may,"

"should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation
The Company's officers may participate in a live appearance during the Offering and in the course of the appearance, may present certain business information (the "***Live Appearance***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made during the Live Appearance. The Live Appearance commentary being made should not be viewed as superior to or a substitute for the disclosures made in this Form C. Accordingly, the statements made during the Live Appearance, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Live Appearance may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance. You should only rely on disclosures and information provided in this Form C.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.smartyields.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Smart Yields Inc. (the "Company" or "Smart Yields") is a Delaware corporation, formed on October 6, 2015.

The Company is located at 2800 Woodlawn Drive, Honolulu, HI 96822 and its website is www.smartyields.com.

The Company primarily conducts business in/from Hawaii, Colorado, Washington, Vermont, California, Pennsylvania and the Netherlands.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Smart Yields is an analytics and emergency-alert solution for small farms. The Company's service offerings are two-fold: (1) provide farmers with key insights for increased efficiency and emergency alerts for when crops require immediate deployment of labor, and (2) sell aggregate insights as market research to governments, crop insurance companies, banks, and other institutional customers.

The Offering

Minimum amount of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd Safe Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)	107,000
Total Crowd Safe Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	December 28, 2018
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

*The quantity of Crowd SAFEs represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFEs issued and outstanding, proportionally .

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We depend on a few major customers for a substantial portion of our net sales.
Only a few customers accounted for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased

ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our major customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and

hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business in the near or post term. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to Regulated Crowdfunding Offerings

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The Securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), and is there is no reliance on the exemptive provisions of Section 4(2) nor Regulation D of the Securities Act; the offering is relying on Section 4(a)(6) of the Securities Act Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Company has plans to issue up to 6.70% of the Company's Common Stock in a stock option plan. The Company intends to incentivize and reward current and future employees, advisors and managers by adopting a employee stock option plan ("*Plan*"). The Plan may limit, dilute or qualify the SAFEs as a result of certain rights inherent to the Plan. As the Company has not adopted the Plan yet, and makes no representations or warranties regarding the final form of the Plan; there is substantial risk to SAFE purchasers that the Plan could issue greater than 6.70% of the Company's Common Stock or provide other benefits to current and future employees, advisors and managers, which could be detrimental to SAFE holders.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the

Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

BUSINESS

Description of the Business
Smart Yields is an analytics and emergency-alert solution for small farms. The company's offering is two-fold: (1) provide farmers with key insights for increased efficiency and emergency alerts for when crops require immediate deployment of labor, and (2) sell aggregate insights as market research to governments, crop insurance companies, banks, and other institutional customers.

History of the Business
The Company was formed in October 6, 2015 by Vincent Kimura, Ryan Ozawa and Isar Mostafanezhad.

The Company's Products and/or Services

Product / Service	Description	Current Market
Real-time on-farm data displayed and analyzed on a mobile app.	The Smart Yields app allows farmers to monitor farm conditions in real-time, as well as set alerts that provide them with notifications when a sensor has readings above or below a threshold they have set.	The USDA categorizes farm size based on acreage and groups them into categories of 1-49 acres, 50 - 499 acres and greater than 500 acres Assuming there 813,183; 980,085, and 316,035 of farmers in each respective category have an unmet need for some kind of sensing that can be filled with our products and services, there are about 1,793,268 U.S. farms which could be potential customers.

Competition
The majority of competitors in this or adjacent spaces have focused on developing hardware solutions prior to customer-centric solutions. This has siloed their competitive offerings into time-sensitive solutions that are often expiring as new technologies come to fruition. Instead of attempting to create the latest and greatest of hardware, we have created a cloud-based data-collection network that is able to adopt a wide variety of third-party hardware solutions so that we can provide farmers with highly-accurate low-cost real-time data about their crop conditions

through a mobile app. Farmers are able to set alerts and receive texts messages or phone calls if a sensor on their farm goes above or below a threshold they've set.

Key competitors include FarmX, Agrilyst, AgX, Agrarian, OnFarm and Farmer's Edge.

Supply Chain and Customer Base
Suppliers include: Sigfox (antennas), Sensohive (sensors), MeterGroup (sensors).

Customer Base: Current customer base includes small-to-medium sized farms. The majority of the farms we have sensors on are orchards in regions that are threatened by frost. They use our sensors to get updates on when and where their orchards are potentially going to freeze.

Intellectual Property
We have recently submitted 14 patent applications, and are continuing with the process to patent our data collection process.

Governmental/Regulatory Approval and Compliance
Currently there are no relevant regulatory or compliance issues.

Litigation
The Company is currently not subject to any litigation.

Other
Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$6,420
General Working Capital	94.00%	$11,750	94.00%	$100,580
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vincent Kimura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer and Director, October 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director, Smart Yields Inc., October 2015-present

Education
Mr. Kimura holds a master's degree in Global Management from Thunderbird School of Global Management, has studied at Beijing Foreign Studies University, and earned his bachelor's degree in Environmental Science from Oregon State University.

Name
Isar Mostafanezhad

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Senior Advisor, Hardware & Director, October 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Advisor, Hardware & Director, Smart Yields Inc., October 2015-present
Founder and Chief Executive Officer, Nalu Scientific, October 2015-present

Education
Mr. Mostafanezhad holds a Ph.D. in wireless sensor design from the University of Hawaii at Manoa.

Name
Man Wai Stephen Tsang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, December 2017 – present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venture Capitalist

Education

Stephen holds a B.S. in Computer Science from the University of Exeter.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vincent Kimura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer and Director, October 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director, Smart Yields Inc., October 2015-present

Education
Mr. Kimura holds a master's degree in Global Management from Thunderbird School of Global Management, has studied at Beijing Foreign Studies University, and earned his bachelor's degree in Environmental Science from Oregon State University.

Name
Ryan Ozawa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acting Chief Marketing Officer, October 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Acting Chief Marketing Officer at Smart Yields Inc., October 2015-present
Chief Information Officer, Hawaii Information Service, January 2007-present

Education
Mr. Ozawa holds a B.S. from the University of Hawaii at Manoa.

Name
Jeff Frank

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, February 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer, Smart Yields, Inc., February 2018 - present

Education

Mr. Frank holds an M.S. in Applied Economics from the University of Vermont, and a B.A. in Economics from the University of Maine.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company is currently authorized to issue ten million 10,000,000 shares of a single class of capital stock (the "Common Stock"), with a par value $0.00001 per share.

The Company has issued the following outstanding Securities:

On October 15, 2015, pursuant to a series of Restricted Stock Purchase Agreements, the Company's three founders purchased 5,500,000 shares of the Company's Common Stock for aggregate proceeds of $55.00, at a purchase price of $0.00001 per share, in an exempt offering of securities pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of this offering were used for general working capital. Pursuant to the Restricted Stock Purchase Agreement these shares are subject to certain vesting provisions, including a four to five year vesting schedules with various cliffs. 2,000,000 shares of Common Stock issued collectively to two co-founders were subsequently forfeited, however, such repurchase by the Company has not been memorialized at this time. As of the date of this Form C, 2,546,875 shares are vested and 953,125 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that said founders continuous service to the Company is voluntarily or involuntarily terminated.

On October 29, 2015, pursuant to a Stock Purchase Agreement, a single investor purchased 700,000 shares of the Company's Common Stock for aggregate proceeds of $25,000.00, at a purchase price of $0.0357 per share in an exempt offering of securities pursuant to Regulation D, Rule 506(b) of the Securities Act. The purchaser was granted certain participation rights and registration reights under this agreement. The proceeds of this offering were used for general working capital. As of the date of this Form C, 700,000 shares are vested and 0 shares are subject to vesting.

On November 13, 2015 pursuant to a Common Stock Purchase Agreement, Justin Hedani ("***Mr. Hedani***") purchased 1,000,000 shares of the Company's Common Stock for aggregate proceeds of $10.00, at a purchase price of $0.00001 per share in an exempt offering of securities pursuant to Section 4(a)(2). Pursuant to the Common Stock Purchase Agreement these shares are subject to a five year vesting schedule and a twelve month cliff. As of the date of this Form C, Mr. Hedani is no longer a service provider to the Company; 468,750 shares are vested and 0 shares are subject to vesting. The proceeds of this offering were used for general working capital.

On July 12, 2016 pursuant to a Common Stock Purchase Agreement, Michael Rogers ("**Mr. Rogers**") purchased 750,000 shares of the Company's Common Stock for aggregate proceeds of $7.50, at a purchase price of $0.00001 per share in an exempt offering of securities pursuant to Section 4(a)(2). Pursuant to the Common Stock Purchase Agreement these shares are subject to a five year vesting schedule and twelve month cliff. As of the date of this Form C, Mr. Rogers is no longer a service provider to the Company; 257,813 shares are vested and 0 shares are subject to vesting. The proceeds of this offering were used for general working capital.

On December 29, 2016 pursuant to a Common Stock Purchase Agreement, Elizabeth Schiller ("**Ms. Schiller**") purchased 350,000 shares of the Company's Common Stock for aggregate proceeds of $3.50, at a purchase price of $0.00001 per share in an exempt offering of securities pursuant to Section 4(a)(2). Pursuant to the Common Stock Purchase Agreement these shares are subject to a five vesting schedule and twelve month cliff. As of the date of this Form C, Ms. Schiller is no longer a service provider to the Company; 87,500 shares are vested and 0 shares are subject to vesting. The proceeds of this offering were used for general working capital.

As of the date of this Form C, the Company has 5,014,063 shares of its Common Stock issued and outstanding, with 4,060,938 shares vested and 953,125 subject to vesting.

Options
The Company intends to reserve a number of shares of its Common Stock for allocation in the form of stock options and restricted stock awards to employees, advisors, and managers pursuant to an employee stock option plan (the "***ESOP Plan***").

The Company has committed, pursuant to a series of advisor agreements (4.95%) and two employee commitments (1.75%) to issue an aggregate of 6.70% of the Company's Common Stock under such ESOP Plan, but the Company has not completed the drafting of said ESOP Plan or memorialized such grants at this time. As soon as any stock and/or options are granted under said ESOP Plan, the ownership percentages of other holders of the Company's Common Stock will be diluted. Moreover, these awards may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to recipients of equity under the ESOP Plan.

Warrants
On October 8, 2016, the Company entered into a Common Stock Purchase Warrant agreement (the "***Warrant***") with a single investor (the "***Holder***") to purchase up to 300,000 fully paid and nonassessable shares of the Company's Common Stock for a purchase price per share of $0.25 per share and the aggregate proceeds of $75,000 (the "***Warrant Shares***"). The Warrant does not contain an exercise price, and notes an exercise period of ten years. The proceeds of the Warrant sale were intended to be allocated to general working capital. The Warrant has not been exercised and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to Holder.

Convertible Notes

    Bridge Round A
Between August 24, 2016 and May 31, 2017, the Company commenced a private placement offering of the Company's convertible promissory notes (the "***Bridge Round A***") in reliance on

the Regulation D, Rule 506(b) exemption from registration under the Securities Act of 1933, as amended (the "*Securities Act*"). During this period, the Company issued $348,500.00 of convertible promissory notes bearing interest at two percent (2%) per annum with maturity dates between from August 24, 2018 and May 31, 2019 (each a "*Maturity Date*" and collectively, the "*Maturity Dates*"). The proceeds from the round were intended to be allocated to general working capital.

Pursuant to the terms of the convertible notes sold in the Bridge Round A, the securities will automatically convert upon a Qualified Financing event. A "*Qualified Financing*" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital. The total number of shares of the Company's equity securities to be issued upon such conversion shall be equal to (i) the outstanding principal and all accrued and unpaid interest on such Bridge Round A note, divided by (ii) the Conversion Price. The "*Conversion Price*" means a price per share equal to the lesser of (i) the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (X) $3,500,000 (the valuation cap) by (Y) the Company's fully-diluted capitalization. The total number of shares issued shall consist of (x) that number of shares of Preferred Stock sold in the Qualified Financing (the "*Number of Preferred Shares*") and (y) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Shares.

As of the date of this Form C, no action has been taken to extend or convert the Bridge Round A and such securities remain outstanding and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to the convertible note holders. The Company does, however, intend to repay two of the Bridge Round A purchasers' accrued interest and principal upon their respective notes' Maturity Date in the amount of $31,212.

SEED ROUND 2017

On October 20, 2017, the Company commenced a private placement offering of the Company's convertible promissory notes (the "*Seed Round 2017*") in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. In the Seed Round 2017, the Company sold $800,000 of convertible promissory notes bearing interest at two percent (2%) per annum with a maturity dates of October 20, 2019 or February 28, 2020 (collectively, the "*Maturity Dates*"). The proceeds from the round were used for general working capital.

Pursuant to the terms of the Seed Round 2017, the securities will automatically convert upon a Qualified Financing event. A "*Qualified Financing*" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes (the "*Outstanding Amount*") shall automatically convert into a total number of shares of Common Stock sold in the Qualified Financing equal to (i) the Outstanding Amount of such note, divided by (ii) the Conversion Price. The "*Conversion Price*" means a price per share equal to the lesser of (i) the price per share paid by the other purchasers of the Common Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (X) $4,000,000 (the valuation cap) by (Y) the Company's fully-diluted capitalization.

In the event that a Qualified Financing has not occurred on or prior to a certain note's Maturity Date, the holder shall have the following options, provided holder gives ten (10) days written notice of same:

(a) Holder shall have the option to be repaid the outstanding principal amount of the convertible promissory note together with all accrued and unpaid interest thereon, upon the Maturity Date;

(b) Holder shall have the option to convert the total amount of the outstanding principal amount of this Note, together with all accrued and upon interest on such principal amount, (the "**Total Amount**"), and not any amount less than the Total Amount, as on the Maturity Date into the total number of shares of Common Stock of the Company equal to (i) the Total Amount divided by (ii) the Investor Conversion Price. The "***Investor Conversion Price***") shall be the price per share of Common Stock equal to (x) $4,000,000.00 (the valuation cap) divided by (y) the Company's fully-diluted capitalization as on the Maturity Date; or

(c) shall have the option to extend the Maturity Date of this Note for an additional period of twenty-four (24) months from the Maturity Date, and the Company and holder shall execute an amendment to the convertible promissory note providing for such extension.

As of the date of this Form C, no action has been taken to extend or convert the Seed Round 2017; therefore, such securities remain outstanding and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to the convertible note holders.

Vatican Challenge Round 2017

On July 13, 2017, the Company commenced a private placement offering of the Company's convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act (the "***Vatican Challenge Round***"). The Company issued a single convertible promissory note in the amount $100,000.00 to Vatican Challenge, LLC bearing interest at two percent (1%) per annum with a maturity date of July 13, 2019 (the "***Maturity Date***"). The proceeds from the round were used for general working capital.

Pursuant to the terms of the Vatican Challenge Round convertible promissory note, the securities will convert in the following scenarios:

a) *Automatic Financing Conversion.* The total investment and accrued interest on the Note shall be converted into shares of the Company's equity securities issued and sold at the close of the Company's next equity financing that occurs in either a single transaction or a series of related transactions such that the Company receives at least $2,000,000 in the aggregate (not including the conversion of any Notes) in return for the issuance of equity securities of the Company (the "***Next Equity Financing***"). The number of shares of the Company's equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the total investment and any accrued and unpaid interest by the lesser of (i) the price per share paid by investors in the Next Equity Financing and (ii) the price per share that provides the holder of the convertible promissory note with 7% of the total number of shares of the Company outstanding on a fully-diluted basis (the "***Target Share Price***").

b) *Voluntary Conversion*. If the Next Equity Financing does not occur on or before the Maturity Date, the holder of the Note may elect to either: (i) demand payment of the total investment amount and unpaid interest; or (ii) receive an automatic conversion of the total investment and accrued and unpaid interest into shares of the Company's Common Stock at the lesser of the then fair market value (valuation or at a price as mutually agreed upon by the Note holder and the Company) or the Target Share Price.

c) *Change of Control Conversion*. If a Liquidation Transaction is consummated prior to (i) the Maturity Date and (ii) the consummation of the Next Equity Financing, then any Notes held by the Holder shall, at the option of the Holder, convert into Common Stock of the Company (or directly into merger proceeds paid to the holders of Common Stock) in connection with the Liquidation Transaction, at a price per share equal to the lesser of the current fair market value and Target Share Price. A "Liquidation Transaction" means a liquidation, dissolution or winding up of the Company. If the convertible promissory note holder does not elect to convert this convertible promissory note in connection with such a Liquidation Transaction, the Note and any unpaid interest shall become immediately due and payable upon closing of the Liquidation Transaction. If the convertible promissory note holder does not elect to convert this convertible promissory note and the Liquidation Transaction has an aggregate value to the Company and the founders for between one and two times the total number of shares of the Company on a fully-diluted basis multiplied by the Target Share Price, the convertible promissory note holder shall have the option to be repaid two times the total investment plus any accrued and unpaid interest.

As of the date of this Form C, no action has been taken to extend or convert the convertible promissory note sold in the Vatican Challenge Round; therefore, such securities remain outstanding and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to the convertible note holder.

> *Bridge Round B*

On September 19, 2018, the Company commenced a private placement offering of the Company's convertible promissory notes (the "***Bridge Round B***") in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued two convertible promissory notes bearing interest at two percent (2%) per annum with maturity dates ranging from October 11, 2019 of September 19, 2020 (collectively, the "***Maturity Dates***") for the aggregate proceeds of $110,000. The proceeds from the round were intended to be allocated to general working capital.

Pursuant to the terms of the convertible note sold in the Bridge Round B, the securities will automatically convert upon a Qualified Financing event. A "***Qualified Financing***" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Common Stock, or otherwise cancelled in consideration for the issuance of such Common Stock) with the principal purpose of raising capital. The total number of shares of the Company's equity securities to be issued upon such conversion shall be equal to (i) the outstanding principal and all accrued and unpaid interest on such 2018 Offering note, divided by (ii) the Conversion Price. The "***Conversion Price***" means a price per share equal to the lesser of (i) the price per share paid by the other purchasers of the Creferred Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (X) $5,000,000 (the valuation cap) by (Y) the Company's fully-diluted capitalization.

As of the date of this Form C, no action has been taken to convert the convertible note sold in the Bridge Round B and such securities remain outstanding and may limit, dilute or qualify the SAFEs as a result of certain purchase rights granted to the convertible note holder.

Debt
The Company does not have any debt outstanding outside of the previously disclosed Convertible Notes, outstanding.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Vincent Kimura	49.86%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Operations
Smart Yields' region-wide deployment strategy is based around a sales model where farmers sign up for annual subscription contracts in exchange for reduced rate pricing for on-farm sensors. This model brings in regional stakeholder partners (governments, universities, non-profits) to help subsidize hardware deployment costs in exchange for access to on-farm data. Once a preset threshold of farmers have joined into the reduced-pricing deal, Smart Yields collects donations from regional partners and begins deployment. Revenues are B2B $10K - $50K contracts and B2C $180/annual.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones:

- Full Deployment of Colorado Frost Monitoring System
- Expand Frost Monitoring in: Washington State, California, Oregon, Vermont, Pennsylvania, New York, New Mexico
- Expand deployment in Oahu, Maui, and Big Island.
- Deploy to Marshall Islands, Guam, Chuuk
- Expand Greenhouse proof of concepts in Pennsylvania, Hawaii.
- Finish USDA GAP App by January 2019, Apply for Phase 2 (Up to 1,000,000) February 2019.
- Deploy Rhino Beetle, Coqui Frog and Coffee Borer Beetle monitoring programs in Hawaii December 2018.

- Deploy ZLTO Union (Holland) Proof of concept with stakeholder partners.
- Launching initial private sale to institutional investors ICO Q1 2019

The Company incurred total operating expenses of $436,032 and $130,490 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $123,437 in gross losses, resulting in a net loss of $125,266. In 2017, the Company generated $411,052 in gross losses, resulting in a net loss of $420,575.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred.

Advertising
The Company expenses the cost of advertising as incurred.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $58,703.23 in cash on hand. The company has also received a grant for $98,000 of which $24,979.50 has been received, the balance is expected to be received by December 31, 2018. In addition, a $40,000 grant from the Hawaii SBIR fund is expected to be received by December 31, 2018. The total is $138,000, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $55,000 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 107,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) for up to $107,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 28, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal

or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Investor funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by arbitrary. The minimum amount that an Investor may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc., dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

Please refer to 'CAPITALIZATION AND OWNERHSIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders

of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities will not have voting rights or when converted, unless converted to common stock of the Company.

The Company does not have any voting agreements in place that would affect the Securities as the Securities give the Purchaser no voting rights with respect to the Company in any form.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Isar Mostafanezhad
(Signature)

Isar Mostafanezhad
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Isar Mostafanezhad
(Signature)

Isar Mostafanezhad
(Name)

Director
(Title)

November 13, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vincent Kimura
(Signature)

Vincent Kimura
(Name)

Director and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vincent Kimura
(Signature)

Vincent Kimura
(Name)

Director and Chief Executive Officer
(Title)

November 13, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Man Wai Stephen Tsang
(Signature)

Man Wai Stephen Tsang
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Man Wai Stephen Tsang
(Signature)

Man Wai Stephen Tsang
(Name)

Director
(Title)

November 13, 2018
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Vincent Kimura, certify that:

1. The financial statements of Smart Yields Inc. included in this Form C are true and complete in all material respects; and
2. The tax return information of the Company included in this Form C reflects accurately the information reported on the tax returns for the Company filed for the fiscal years ending in 2016 and 2017.

/s/Vincent Kimura
(Signature)

Vincent Kimura
(Name)

Director and Chief Executive Officer
(Title)

November 13, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Crowd SAFE

EXHIBIT A
Financial Statements

EXHIBIT B
Video Transcript

EXHIBIT C
Offering Page

EXHIBIT D
Crowd SAFE